Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Received 19 System Orders During Q2 2017; Expects to
Report Record Quarterly Revenue

CAESAREA, Israel – July 6, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, expects to report record revenue of approximately $15.4 million for the second quarter ended June 30, 2017.  In the year-ago second quarter, Mazor reported revenue of $8.3 million. During the second quarter of 2017, the Company received a total of 19 system purchase orders.  Sixteen of the purchase orders were for the Mazor X™ system from customers in the U.S., including seven trade-in orders from customers who had previously purchased Renaissance® systems. In addition, the Company received purchase orders for three Renaissance systems, including two in the international market and one in the U.S. market.

"Our second quarter performance reflects the market's enthusiasm for the Mazor X system and demand continues to grow," commented Ori Hadomi, Chief Executive Officer.  "The sales momentum and the successful execution of our growth strategies, supported by ongoing product innovation and the recent leadership additions and organizational steps, position Mazor for sustainable growth".

Mazor's system backlog at the end of the second quarter was 14 systems, similar to the first quarter ended March 31, 2017.   The backlog was adjusted to reflect a Mazor X system that was ordered in a previous quarter and subsequently cancelled in the 2017 second quarter. The Company expects to deliver these systems in the second half of 2017. The Company intends to report its financial results for the second quarter ended June 30, 2017 on August 1, 2017 and will issue a press release with the specific time, dial-in credentials and webcast details.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company's expectations and growth opportunities for 2017, the expected revenue for the second quarter of 2017, the amount of and timing of recording of additional revenue from backlog, the timing of reporting of second quarter financial results, and other statements containing the words "believes," "anticipates," "plans," "expects," "will" and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor's annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk – Investors
mpolyviou@evcgroup.com: dsherk@evcgroup.com
212.850.6020; 646-445-4800

Thomas Gibson – Media
tom@tomgibsoncommunications.com
201-476-0322